File No. 812-14595

As filed with the Securities and Exchange Commission on June 8, 2016

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS TO SUPERSEDE A PRIOR ORDER

DELAWARE MANAGEMENT BUSINESS TRUST, on behalf of its series,
DELAWARE MANAGEMENT COMPANY
OPTIMUM FUND TRUST
DELAWARE GROUP ADVISER FUNDS
DELAWARE GROUP CASH RESERVE
DELAWARE GROUP EQUITY FUNDS I
DELAWARE GROUP EQUITY FUNDS II
DELAWARE GROUP EQUITY FUNDS IV
DELAWARE GROUP EQUITY FUNDS V
DELAWARE GROUP FOUNDATION FUNDS
DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS
DELAWARE GROUP GOVERNMENT FUND
DELAWARE GROUP INCOME FUNDS
DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS
DELAWARE GROUP STATE TAX-FREE INCOME TRUST
DELAWARE GROUP TAX-FREE FUND
DELAWARE POOLED TRUST
DELAWARE VIP TRUST
VOYAGEUR INSURED FUNDS
VOYAGEUR INTERMEDIATE TAX FREE FUNDS
VOYAGEUR MUTUAL FUNDS
VOYAGEUR MUTUAL FUNDS II
VOYAGEUR MUTUAL FUNDS III
VOYAGEUR TAX FREE FUNDS

2005 Market Street
Philadelphia, PA 19103-7094

Please direct all communications regarding this Application to:

David F. Connor, Esq.
Delaware Investments
One Commerce Square
2005 Market Street
Philadelphia, PA 19103-7094

With a copy to:

Bruce G. Leto, Esq.
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young
2600 One Commerce Square
Philadelphia, PA  19103-7098
(215) 564-8115, BLeto@stradley.com
(202) 419-8403, MMundt@stradley.com

This Application (including Exhibits) contains 32 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

Delaware Management Business Trust, on behalf of its series,
Delaware Management Company
Optimum Fund Trust
Delaware Group Adviser Funds
Delaware Group Cash Reserve
Delaware Group Equity Funds I
Delaware Group Equity Funds II
Delaware Group Equity Funds IV
Delaware Group Equity Funds V
Delaware Group Foundation Funds
Delaware Group Global & International Funds
Delaware Group Government Fund
Delaware Group Income Funds
Delaware Group Limited-Term Government Funds
Delaware Group State Tax-Free Income Trust
Delaware Group Tax-Free Fund
Delaware Pooled Trust
Delaware VIP Trust
Voyageur Insured Funds
Voyageur Intermediate Tax Free Funds
Voyageur Mutual Funds
Voyageur Mutual Funds II
Voyageur Mutual Funds III
Voyageur Tax Free Funds

Investment Company Act of 1940
File No. 812-14595
) ) ) ) ) ) ) ) ) ) )
FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS TO SUPERSEDE A PRIOR ORDER

I.	INTRODUCTION

Delaware Management Business Trust (“DMBT”), on behalf of its series, Delaware Management Company (“Initial Adviser” or “DMC”), Optimum Fund Trust, Delaware Group Adviser Funds, Delaware Group Cash Reserve, Delaware Group Equity Funds I, Delaware Group Equity Funds II, Delaware Group Equity Funds IV, Delaware Group Equity Funds V, Delaware Group Foundation Funds, Delaware Group Global & International Funds, Delaware Group Government Fund, Delaware Group Income Funds, Delaware Group Limited-Term

Government Funds, Delaware Group State Tax-Free Income Trust, Delaware Group Tax-Free Fund, Delaware Pooled Trust, Delaware VIP Trust, Voyageur Insured Funds, Voyageur Intermediate Tax Free Funds, Voyageur Mutual Funds, Voyageur Mutual Funds II, Voyageur Mutual Funds III, and Voyageur Tax Free Funds (each, a “Trust”), each a registered open-end investment company that offers one or more series of shares (each a “Series” and collectively, the “Series”), on behalf of each series of the Trust that is a Subadvised Series, as defined herein (together, the “Applicants”),1 hereby file this application, as amended (the “Application”), for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the relevant Trust (the “Board”), including a majority of those who are not “interested persons” of the Subadvised Series, or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval:  (i) select certain wholly-owned (as defined below) and non-affiliated investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a Subadvised Series and enter into investment sub-advisory agreements with the Sub-Advisers (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a Sub-Adviser for a Subadvised Series can be (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”), or (3) an investment sub-adviser for that Series that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Subadvised Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Subadvised Series (each a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).2

1
The term “Adviser” includes (i) the Initial Adviser, and (ii) any entity controlling, controlled by or under common control with, the Initial Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

2	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Subadvised Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).3 All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.4

Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers.  Shareholder approval will continue to be required

3
The requested order would supersede a previous order obtained by the Applicants granting relief solely with respect to Non-Affiliated Sub-Advisers (Delaware Management Business Trust, et al., Investment Company Act Rel. Nos. 27512 (Oct. 10, 2006) (notice) and 27547 (Nov. 7, 2006) (order) (“Prior Order”).  Because Applicants include all of the original applicants for the Prior Order that are still in existence and entitled to rely on the Prior Order, Applicants have the authority to request an order that would supersede the Prior Order.  If a Subadvised Series has obtained shareholder approval to operate as such with respect to Non-Affiliated Sub-Advisers only in the manner described in this Application and has met all other terms and conditions of the requested order, the Subadvised Series may rely on the order requested in this Application solely with respect to Non-Affiliated Sub-Advisers unless and until it obtains shareholder approval with respect to Wholly-Owned Sub-Advisers.

4
The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Subadvised Series, the Trust or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series (“Affiliated Sub-Adviser”).

for any other sub-adviser changes and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, in each case (all such changes and amendments requiring shareholder approval referred to herein as “Ineligible Sub-Adviser Changes”), except as otherwise permitted by applicable law or by rule.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would benefit from the requested relief by avoiding delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.	THE TRUSTS

Each Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. Each Trust either has or may have a Series that operates under a multi-manager structure and which is or will be offered and sold pursuant to a registration statement on Form N- 1A. Exhibit C to this Application identifies each current Series that operates as a Subadvised Series. The Adviser will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Subadvised Series. The Trusts and its Series are not required to hold annual shareholder meetings.

Each Subadvised Series will have its own distinct investment objective, policies and restrictions. A Subadvised Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Subadvised Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Subadvised Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

III.	THE ADVISER

The Initial Adviser is a series of DMBT, which is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).  DMBT is a Delaware statutory trust and an indirect, wholly owned subsidiary of Delaware Management Holdings, Inc.  Any other Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.  The Adviser serves or will serve as the investment adviser to each Subadvised Series pursuant to an investment advisory agreement with the relevant Trust (each an “Investment Management Agreement” and together the “Investment Management Agreements”).

Each Investment Management Agreement has been or will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of these Investment Management Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each

Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management of the assets of each Subadvised Series. As the investment adviser to each Subadvised Series, the Adviser will have responsibility for determining the securities and other instruments to be purchased, sold or entered into by each Subadvised Series and will place orders with brokers or dealers selected by the Adviser. The Adviser will also have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Subadvised Series’ investment policies and strategies and based on the need of a particular Subadvised Series may recommend changes to the investment policies and strategies of the Subadvised Series for consideration by the Board.

Each Investment Management Agreement provides or will provide that the Adviser may, subject to the approval of the Board,5 including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Adviser’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Subadvised Series’ assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. If the Adviser determines to delegate portfolio management responsibilities to one or more Sub-Advisers, the Adviser will evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Series, and oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Subadvised Series’ investment policies and restrictions. If the name of any Subadvised Series contains the name of a sub-adviser, then the name of the Adviser that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the sub-adviser.

For its services to each Subadvised Series under the applicable Investment Management Agreement, the Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee from the Adviser.6 The fee paid to a Sub-Adviser is or will be the result of negotiations between the Adviser and the Sub-Adviser and has been or will be approved by the Board, including a majority of the Independent Board Members.

5	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.

6	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

IV.	THE SUB-ADVISERS

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series.7

The Sub-Advisers are or will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers are or will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser has selected or will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and has recommended or will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for one or more of the Subadvised Series. In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Series’ assets among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Subadvised Series allocated to each of them.

The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser has also negotiated or will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other investments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and will place orders with brokers or dealers that they select, or direct the Adviser to place such orders. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Adviser to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Subadvised Series’ investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers will also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Series.

Each existing Sub-Advisory Agreement was approved by the Board, including a majority of the Independent Board Members, and by shareholders of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, except to the extent that a shareholder vote was not required under the 1940 Act or pursuant to the Prior Order. The terms of each Sub-Advisory Agreement comply or will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement sets forth or will

7
As of the date of this Application, the Board, including a majority of the Independent Board Members, has approved Sub-Advisory Agreements with the Sub-Advisers identified on Exhibit C. Under the terms of the Investment Management Agreement, the Adviser will also have the authority to manage the assets of any Series directly.

set forth the duties of the Sub-Advisers and precisely describes or will precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant Subadvised Series, and provides or will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the applicable Subadvised Series on not more than sixty days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law and the Prior Order, Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the requested exemptive relief to Applicants.

The terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act. Each year, the Board will dedicate substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements. The Board will review comprehensive materials received from the Adviser, the Sub-Advisers, independent third parties and independent counsel. The Board will consist of a majority Independent Board Members. Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Subadvised Series will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.8 Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Series.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended

8	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI.	LEGAL ANALYSIS AND DISCUSSION

a.           Shareholder Vote

i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.9 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.10

9	See Section 15(a)(3) of the 1940 Act.

10	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines assignment as any direct or indirect transfer or hypothecation of a contract.

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to recommend, hire and terminate Wholly-Owned Sub-Advisers. Certain Wholly-Owned Sub-Advisers may run their own day-to-day operations and have their own investment personnel. Therefore, in certain instances appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

ii.	Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of a Subadvised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates the Subadvised Series, or may operate the Subadvised Series, in a manager of managers structure; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1.	Operations of the Trusts

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.11 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.12 As described below, the relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects,

11	See Section 1(b)(6) of the 1940 Act.

12	Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers.

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders expect the Adviser, subject to review and approval of the Board, to select the Sub-Advisers who are in the best position to achieve the Subadvised Series’ investment objective. Shareholders also rely on the Adviser for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreements and the Sub-Advisory Agreements.  The information that is provided to the Board will be maintained as part of the records of the Subadvised Series in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Subadvised Series for which the Sub-Adviser will provide portfolio management services.  Although only the Adviser’s fee is payable directly by a Subadvised Series, and the Sub-Adviser’s fee is payable by the Adviser, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Series.  Accordingly, the Adviser and the Board will consider the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

2.	Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that to the extent the Adviser had an economic incentive in selecting a Sub-Adviser, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application. Applicants assert that conditions 7, 11 and 12 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Board Members. For any Subadvised Series that uses a sub-adviser that is an “affiliated person” (as such term is defined in the 1940 Act) of the Adviser, including, but not limited to, Wholly-Owned Sub-Advisers, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Adviser. If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Subadvised Series would remain subject to the annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Board Members.

3.	Benefits to Shareholders

Unless the relief requested is granted, when new Sub-Advisers are retained by the Adviser on behalf of a Subadvised Series, the shareholders of the Subadvised Series may be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series may be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisers, the shareholders of the affected Subadvised Series may be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series that has Sub-Advisers are hiring the Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser - the selection, supervision and evaluation of the Sub-Advisers - without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Adviser believe that a change would benefit a Subadvised Series and its shareholders. Moreover, without the requested relief, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Adviser.

Each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub-Adviser.

4.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Sub-Advisers are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”):  (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;13 and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Subadvised Series relying on the relief requested in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Series will have approved its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act.

13
A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things:  (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Certain Subadvised Series previously obtained board and shareholder approval of the multi-manager structure described in this Application in 2005, including the hiring of Affiliated Sub-Advisers (which would include Wholly-Owned Sub-Advisers) without requiring a shareholder vote.14  Specifically, in response to Proposal 2 of the 2005 Proxy Solicitation, the shareholders of certain Subadvised Series granted approval for those Subadvised Series to operate in a manager of managers structure that would permit DMC “to appoint and replace subadvisers, enter into subadvisory agreements, and amend and terminate subadvisory agreements on behalf of a [Subadvised Series] without shareholder approval.”15  The 2005 Proxy Solicitation stated that:

[s]ubadvisory agreements with subadvisers that are affiliated with DMC (‘Affiliated Subadvisers’), if any, generally would remain subject to the shareholder approval requirement.  The Trusts and DMC may in the future seek SEC exemptive relief or rely on relief obtained by an affiliate, or rely on any further SEC rule or interpretation, which would permit DMC to enter into new or materially modify subadvisory agreements with Affiliated Subadvisers without shareholder approval.  Therefore, under Proposal 2, we are seeking shareholder approval to apply the Manager of Managers Structure to Affiliated Subadvisers, subject to necessary regulatory relief.16

In a subsequent description of the anticipated conditions to the Prior Order,17 the 2005 Proxy Solicitation noted that an anticipated condition was that DMC and a Subadvised Series would not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement being approved by shareholders of the Subadvised Series, but included the following footnote:

As discussed above, however, you are being asked to approve the Manager of Managers Structure with respect to Affiliated Subadvisers as well as subadvisers who are not affiliated with DMC, subject to receipt of further regulatory approval either through an SEC rule or exemptive relief.  Therefore, if the Trusts were to obtain such further regulatory approval and shareholders approved Proposal 2, the Boards could appoint and replace Affiliated, as well as unaffiliated, Subadvisers without shareholder approval.18

Because the Prior Order did not include relief with respect to Affiliated Sub-Advisers, the prospectuses for these Subadvised Series did not disclose that Affiliated Sub-Advisers could be

14
See Delaware Group Adviser Funds, et al., Revised Definitive Proxy Soliciting Materials, as filed Jan. 28, 2005 (“2005 Proxy Solicitation”) at https://www.sec.gov/Archives/edgar/data/27574/000095011605000318/defr-14a.txt.

15	2005 Proxy Solicitation, at p. 8.

16	2005 Proxy Solicitation, at p. 9.

17	The application for the Prior Order was pending at the time of the 2005 Proxy Solicitation.

18	2005 Proxy Solicitation, at p. 11, n. 2.

hired without a shareholder vote, notwithstanding shareholder approval of that flexibility in 2005.  Because the relief requested in this Application would supersede the Prior Order and include additional relief to hire Wholly-Owned Sub-Advisers in accordance with the previous Board and shareholder approvals, these Subadvised Series will update their prospectuses to describe the existence, substance, and effect of any order granted pursuant to this Application, including the expanded relief to hire Wholly-Owned Sub-Advisers without a shareholder vote.

As provided by condition 3 in this Application, before relying on any order granted pursuant to this Application to hire a Wholly-Owned Sub-Adviser, Subadvised Series that would rely on a shareholder approval for operating the Subadvised Series in this manner based on the 2005 Proxy Solicitation, as described above, (“Grandfathered Series”) will provide shareholders with at least 30 days prior written notice of (a) the substance and effect of the relief available under any order granted pursuant to this Application and (b) the fact that the Grandfathered Series intends to rely on the relief to hire a Wholly-Owned Sub-Adviser without a shareholder vote.  This approach will provide shareholders of the Grandfathered Series with timely disclosure regarding the new relief permitting the Grandfathered Series to operate in a manner previously approved by shareholders.

In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

b.           Fee Disclosure

i.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions may be deemed to require the Subadvised Series’ financial statements to include information concerning fees paid to the Sub-Advisers.  An exemption is requested to permit the Subadvised Series to include only the Aggregate Fee Disclosure (as defined below).  All other items required by Section 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

ii.	Requested Relief

Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets.

As noted above, the Adviser may operate a Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Subadvised Series. The Adviser may compensate the Sub-Advisers or the Subadvised Series may compensate the Sub-Advisers directly. Disclosure of the individual fees that the Adviser or the Subadvised Series would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and negotiate compensation of the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Aggregate Fee Disclosure will allow shareholders to know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.19

The requested relief would benefit shareholders of the Subadvised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

c.           Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., The Saratoga Advantage Trust and James Alpha Management, LLC, Investment Company Act Rel. Nos. 31447 (Feb. 5. 2015) (notice) and 31495 (order) (Mar. 3, 2015) (order); Janus Investment Fund, et al., Investment Company Act Rel. Nos. 31145 (July 2, 2014) (notice) and 31192A (July 29, 2014) (order); Aim Growth Series (Invesco Growth Series), et al., Investment Company Act Rel. Nos. 30785 (Nov. 15. 2013) (notice) and 30827 (Dec. 11, 2013) (order); Munder Series Trust, et al., Investment Company Act Rel. Nos. 30441 (March 29, 2013) (notice) and 30493 (April 24, 2013) (order); Blackstone Alternative Investment Funds, et al., Investment Company Act Rel. Nos. 30416 (March 7, 2013) (notice) and 30444 (April 2, 2013) (order); Cash Account Trust, et al.,

19
The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

 Investment Company Act Release Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order).

The relief sought herein whereby a Grandfathered Series would provide 30 day advance notice of its intent to rely on the requested relief to hire a Wholly-Owned Sub-Adviser in circumstances where the shareholders of the Grandfathered Series previously approved such a multi-manager structure, but where the prospectus did not disclose the ability to hire an Affiliated Sub-Adviser prior to the issuance of the relief, is similar to relief previously granted by the Commission.  Fidelity Concord Street Trust, et al., Investment Company Act Release Nos. 2740 (Sept. 23, 2002) (notice) and 25770 (Oct. 16, 2002) (order).

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions20:

1.
Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public.

2.
The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.
Before relying on the order for the first time to hire a Wholly-Owned Sub-Advisor or materially amend a Sub-Advisory Agreement with a Wholly-Owned Sub-Advisor, each Grandfathered Series that previously obtained shareholder approval for the operation of the Grandfathered Series in the manner described in the Application and subsequently sold shares based on a prospectus that did not include disclosure about hiring a Wholly-Owned Sub-Adviser or amending a Sub-Advisory Agreement with a Wholly-Owned Sub-Adviser without a shareholder vote will provide shareholders with at least 30 days prior written notice of (a) the substance and effect of the relief available under any order granted pursuant to this Application and (b) the fact that the Grandfathered Series intends to rely on

20	Applicants will only comply with conditions 8, 9, 10 and 13 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

the relief to hire a Wholly-Owned Sub-Adviser or amend a Sub-Advisory Agreement with a Wholly-Owned Sub-Adviser without a shareholder vote.

4.
The Adviser will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets. Subject to review and approval of the Board, the Adviser will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Subadvised Series’ assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Subadvised Series’ investment objective, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

5.	A Subadvised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Subadvised Series.

6.	Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

7.
At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

8.
Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

9.
The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

10.	Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

11.
Whenever a sub-adviser change is proposed for a Subadvised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

12.
No member of the Board or officer of a Subadvised Series, or partner, director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (a) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

13.	Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

14.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

15.
Any new Sub-Advisory Agreement or any amendment to a Subadvised Series’ existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory rate payable by the Subadvised Series will be submitted to the Subadvised Series’ shareholders for approval.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-3 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-3 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 2005 Market Street Philadelphia, PA 19103-7094 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants have caused this Application to be duly signed on their behalf on the 8th day of June, 2016.

Optimum Fund Trust

By:   /s/ Anthony G. Ciavarelli
Name:          Anthony G. Ciavarelli
Title :           Assistant Secretary

Delaware Group Adviser Funds, Delaware Group Cash Reserve, Delaware Group Equity Funds I, Delaware Group Equity Funds II, Delaware Group Equity Funds IV, Delaware Group Equity Funds V, Delaware Group Foundation Funds, Delaware Group Global & International Funds, Delaware Group Government Fund, Delaware Group Income Funds, Delaware Group Limited-Term Government Funds, Delaware Group State Tax-Free Income Trust, Delaware Group Tax-Free Fund, Delaware Pooled Trust, Delaware VIP Trust, Voyageur Insured Funds, Voyageur Intermediate Tax Free Funds, Voyageur Mutual Funds, Voyageur Mutual Funds II, Voyageur Mutual Funds III, and Voyageur Tax Free Funds

By:   /s/ David F. Connor
Name:     David F. Connor
Title:	Secretary

Delaware Management Business Trust, on behalf of its series, Delaware Management Company

By:    /s/ David F. Connor
Name:        David F. Connor
Title:           Secretary

EXHIBITS TO APPLICATION
The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-3	Authorizations
Exhibits B-1 through B-3	Verifications
Exhibit C	Subadvised Series and Approved Sub-Advisers

Exhibit A-1

ASSISTANT SECRETARY’S AUTHORIZATION

The undersigned, Anthony G. Ciavarelli, hereby certifies that he is the duly elected Assistant Secretary of the Optimum Fund Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of the Trust adopted the following resolutions on March 26, 2014:

Authorization to File a New Application for Exemptive Order

RESOLVED, that the appropriate officers of Optimum Fund Trust (the “Trust”) be, and each hereby is, authorized and directed, with the assistance of counsel, to prepare, execute and file with the U.S. Securities and Exchange Commission, an Application for an Order of Exemption, and any amendments thereto under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), granting, to the extent requested, (i) exemptions from the provisions of Section l5(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Trust’s investment adviser, subject to the approval of the Board of Trustees and without obtaining shareholder approval, (A) to select any type of investment adviser (as defined in Section 2(a)(20) of the 1940 Act), whether affiliated with the Trust’s investment adviser or not, to serve as portfolio managers (each a “Sub-Adviser”) for a series of the Trust and to enter into investment sub-advisory agreements (each a “Sub-Advisory Agreement”) with such Sub-Advisers, and (B) to materially amend existing Sub-Advisory Agreements on behalf of a series of the Trust; and (ii) exemptions from certain requirements to disclose sub-advisory fees, including (A) certain registration statement disclosure requirements of Item 19(a)(3) of Form N-1A; (B) certain proxy statement disclosure requirements of Items 22(c)(1)(ii), (c)(1)(iii), (c)(8) and (c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended; and (C) certain financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

General Implementation Authority

RESOLVED, that the officers of the Trust be, and each hereby is, authorized and directed to execute and deliver any and all documents and take any and all other action as may be necessary or appropriate in order to effectuate the foregoing resolutions.

By: /s/ Anthony G. Ciavarelli
Name:               Anthony G. Ciavarelli
Title:                 Assistant Secretary

Exhibit A-2

SECRETARY’S AUTHORIZATION

The undersigned, David F. Connor, hereby certifies that he is the duly elected Secretary of the Delaware Group Adviser Funds, Delaware Group Cash Reserve, Delaware Group Equity Funds I, Delaware Group Equity Funds II, Delaware Group Equity Funds IV, Delaware Group Equity Funds V, Delaware Group Foundation Funds, Delaware Group Global & International Funds, Delaware Group Government Fund, Delaware Group Income Funds, Delaware Group Limited-Term Government Funds, Delaware Group State Tax-Free Income Trust, Delaware Group Tax-Free Fund, Delaware Pooled Trust, Delaware VIP Trust, Voyageur Insured Funds, Voyageur Intermediate Tax Free Funds, Voyageur Mutual Funds, Voyageur Mutual Funds II, Voyageur Mutual Funds III, and Voyageur Tax Free Funds (each, a “Fund” and collectively, the “Funds”), that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken and the person signing and filing the Application on behalf of each Fund is fully authorized to do so; and that the Board of each Fund adopted the following resolutions on February 19, 2014:

Authorization to File a New Application for Exemptive Order

RESOLVED, that the appropriate officers of the Funds be, and each hereby is, authorized and directed, with the assistance of counsel, to prepare, execute and file with the U.S. Securities and Exchange Commission, an Application for an Order of Exemption, and any amendments thereto under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), granting, to the extent requested, (i) exemptions from the provisions of Section l5(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Funds’ investment adviser, subject to the approval of the Board of Trustees and without obtaining shareholder approval, (A) to select any type of investment adviser (as defined in Section 2(a)(20) of the 1940 Act), whether affiliated with the Funds’ investment adviser or not, to serve as portfolio managers (each a “Sub-Adviser”) for a series of each Fund and to enter into investment sub-advisory agreements (each a “Sub-Advisory Agreement”) with such Sub-Advisers, and (B) to materially amend existing Sub-Advisory Agreements on behalf of a series of each Fund; and (ii) exemptions from certain requirements to disclose sub-advisory fees, including (A) certain registration statement disclosure requirements of Item 19(a)(3) of Form N-1A; (B) certain proxy statement disclosure requirements of Items 22(c)(1)(ii), (c)(1)(iii), (c)(8) and (c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended; and (C) certain financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

General Implementation Authority

RESOLVED, that the officers of the Funds be, and each hereby is, authorized and directed to execute and deliver any and all documents and take any and all other action as may be necessary or appropriate in order to effectuate the foregoing resolutions.

By: /s/ Anthony G. Ciavarelli
Name:               Anthony G. Ciavarelli
Title:                 Assistant Secretary

Exhibit A-3

SECRETARY’S AUTHORIZATION

The undersigned, David F. Connor, hereby certifies that he is the duly elected Secretary of Delaware Management Business Trust (“DMBT”), on behalf of its series, Delaware Management Company (“DMC”),that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the DMBT have been taken and the person signing and filing the Application by DMBT on behalf of the DMC is fully authorized to do so.

By:    /s/ David F. Connor
Name:    David F. Connor
Title:	Secretary

Exhibit B-1

VERIFICATION
The undersigned, states that he has duly executed this Application for an Exemptive Order dated June 8, 2016, for and on behalf of Optimum Fund Trust, that he is the Assistant Secretary of such company; and that all action by trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ Anthony G. Ciavarelli
Name:               Anthony G. Ciavarelli
Title:                 Assistant Secretary

Exhibit B-2

VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated June 8, 2016, for and on behalf of the Delaware Group Adviser Funds, Delaware Group Cash Reserve, Delaware Group Equity Funds I, Delaware Group Equity Funds II, Delaware Group Equity Funds IV, Delaware Group Equity Funds V, Delaware Group Foundation Funds, Delaware Group Global & International Funds, Delaware Group Government Fund, Delaware Group Income Funds, Delaware Group Limited-Term Government Funds, Delaware Group State Tax-Free Income Trust, Delaware Group Tax-Free Fund, Delaware Pooled Trust, Delaware VIP Trust, Voyageur Insured Funds, Voyageur Intermediate Tax Free Funds, Voyageur Mutual Funds, Voyageur Mutual Funds II, Voyageur Mutual Funds III, and Voyageur Tax Free Funds (each, a “Trust”), that he is the Secretary of each Trust; and that all action by trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ David F. Connor
Name:               David F. Connor
Title:                 Secretary

Exhibit B-3

VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated June 8, 2016, for and on behalf of the Delaware Management Business Trust on behalf of its series, Delaware Management Company, that he is the Senior Vice President/General Counsel/Secretary of such company; and that all action by trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:   /s/ David F. Connor
Name                David F. Connor
Title:                 Senior Vice President/General
                          Counsel/Secretary

Exhibit C

Subadvised Series and Approved Sub-Advisers

Series	Sub-Advisers
Delaware Focus Global Growth Fund (a series of Delaware Group Global & International Funds)	Jackson Square Partners, LLC

Delaware Foundation Conservative Allocation Fund (a series of Delaware Group Foundation Funds)	Jackson Square Partners, LLC

Delaware Foundation Growth Allocation Fund (a series of Delaware Group Foundation Funds)	Jackson Square Partners, LLC

Delaware Foundation Moderate Allocation Fund (a series of Delaware Group Foundation Funds)	Jackson Square Partners, LLC

Delaware Select Growth Fund (a series of Voyageur Mutual Funds III)	Jackson Square Partners, LLC

Delaware Smid Cap Growth Fund (a series of Delaware Group Equity Funds IV)	Jackson Square Partners, LLC

Delaware U.S. Growth Fund (a series of Delaware Group Adviser Funds)	Jackson Square Partners, LLC

Delaware VIP Smid Cap Growth Series (a series of Delaware VIP Trust)	Jackson Square Partners, LLC

Delaware VIP U.S. Growth Series (a series of Delaware VIP Trust)	Jackson Square Partners, LLC

The Emerging Markets Portfolio (a series of Delaware Pooled Trust)	Mondrian Investment Partners Limited

The Focus Smid-Cap Growth Equity Portfolio (a series of Delaware Pooled Trust)	Jackson Square Partners, LLC

C-1

The International Equity Portfolio (a series of Delaware Pooled Trust)	Mondrian Investment Partners Limited

The Labor Select International Equity Portfolio (a series of Delaware Pooled Trust)	Mondrian Investment Partners Limited

The Large-Cap Growth Equity Portfolio (a series of Delaware Pooled Trust)	Jackson Square Partners, LLC

Optimum Large Cap Growth Fund (a series of Optimum Fund Trust)	T. Rowe Price Associates, Inc.
Fred Alger Management, Inc.

Optimum Large Cap Value Fund (a series of Optimum Fund Trust)	Herndon Capital Management, LLC
Massachusetts Financial Services Company

Optimum Small-Mid Cap Growth Fund (a series of Optimum Fund Trust)	Columbia Wanger Asset Management, LLC
Wellington Management Company, LLP

Optimum Small-Mid Cap Value Fund (a series of Optimum Fund Trust)	The Delafield Group, a division of Tocqueville Asset Management L.P.
The Killen Group, Inc.
Westwood Management Corp.

Optimum International Fund (a series of Optimum Fund Trust)	EARNEST Partners LLC
Acadian Asset Management LLC

Optimum Fixed Income Fund (a series of Optimum Fund Trust)	Pacific Investment Management Company LLC

The Select 20 Portfolio (a series of Delaware Pooled Trust)	Jackson Square Partners, LLC

C-2